Exhibit 21.1

                   SUBSIDIARIES OF RENAISSANCERE HOLDINGS LTD.

1. 100% of the issued and outstanding capital shares of Renaissance Reinsurance Ltd., a company organized under the laws of Bermuda, is owned by RenaissanceRe Holdings Ltd.

2. 80% of the issued and outstanding capital shares of Glencoe Insurance Ltd., a company organized under the laws of Bermuda, is owned by RenaissanceRe Holdings Ltd.

3. 100% of the issued and outstanding capital shares of DeSoto Insurance Company, a company organized under the laws of Florida, is owned by Glencoe Insurance Ltd.

4. 100% of the issued and outstanding capital shares of Renaissance U.S. Holdings, Inc., a corporation organized under the laws of Delaware, is owned by RenaissanceRe Holdings Ltd.